SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Siouxland Ethanol, LLC
(Name of Issuer)
Siouxland Ethanol, LLC
(Name of Person(s) Filing Statement)
Limited Liability Company Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Steven P. Amen
Kutak Rock LLP
1650 Farnam Street
Omaha, NE 68102
(402) 346-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies.     ☑
Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$13,372,992.00	$746.21

*	For purposes of calculating the fee only, the transaction valuation is based on the book value of the 1,278 limited liability company membership units of the Issuer (the “Units”) that will be converted into newly created Class B Units or Class C Units in the proposed reclassification transaction to which this Schedule 13E-3 relates. The book value per Unit as of August 31, 2009 was $10,464.00.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:
Form or Registration No.:	Date Filed:
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Siouxland Ethanol, LLC, a Nebraska limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. We are proposing that our members approve certain amendments to our existing Amended and Restated Operating Agreement (the “Operating Agreement”) that will be included in a proposed Second Amended and Restated Operating Agreement. Among other things, these amendments to our Operating Agreement will result in the creation of two additional classes of our limited liability company membership units which will be designated as Class B Units and Class C Units. The existing Units will be renamed as Class A Units. Each class of Units will have distinct rights and privileges under the terms of the Second Amended and Restated Operating Agreement. The amendments to the Operating Agreement will also provide that (i) any member who owns of record five or more existing Units as of the effective date of the amendments will receive one Class A Unit for each Unit so owned, (ii) any member who owns of record three or four existing Units as of the effective date of the amendments will receive one Class B Unit for each Unit so owned, and (iii) any member who owns of record one or two existing Units as of the effective date of the amendments will receive one Class C Unit for each Unit so owned. The effect of the reclassification of the Units will be to reduce the number of members who hold the original Units (which will be renamed Class A Units) to less than 300, which will allow us to deregister the Units under the Exchange Act and to suspend our reporting obligations under the Exchange Act.
     This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by us pursuant to Regulation 14A under the Exchange Act, pursuant to which our members will be given notice of a special meeting at which they will be asked to approve the proposed Second Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.
     The information contained in the proxy statement relating to this special meeting of members is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
     All parenthetical references under the various Item headings contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
(Reg. M-A Item 1001)
     The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — Questions and Answers Regarding the Special Meeting” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
(Reg. M-A Item 1002)
(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — Background” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — Background” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE AND DISTRIBUTION INFORMATION OF SIOUXLAND ETHANOL, LLC UNITS — Market Information” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE AND DISTRIBUTION INFORMATION OF SIOUXLAND ETHANOL, LLC UNITS — Distributions” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION — Prior Purchases of Units” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person.
(Reg. M-A Item 1003(a) through (c))
(a)— (c)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — Background” is hereby incorporated herein by reference.
     During the last five years Siouxland Ethanol, LLC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Directors and Executive Officers of the Filing Person
     Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each director and executive officer of Siouxland Ethanol, LLC. Each person identified below is a United States citizen. Unless otherwise noted, all such persons have been employed in the principal occupations noted below for the past five years or more.

Name and	Current Principal Occupation or Employment and
Business Address	Material Positions Held During the Past Five Years

David Bailey Aalfs 920 Quail Hollow Circle Dakota Dunes, SD 57049	Mr. Aalfs is a director and is retired. From 1977 to 2006, he served as the Chief Executive Officer of Sabre Communications Corporation, a leading manufacturer of communication towers.

Mark Condon 4625 Singing Hills Road P.O. Box 3186 Sioux City, IA 51102-3186	Mr. Condon is a director and has been the President of Condon Auto Sales and Service, Inc., which is the Buick and Honda automobile dealer in Sioux City, Iowa, since 1988. He is also the co-founder of Condon Ford, Inc. which was a Ford dealership in Moville, Iowa.

Darrell J. Downs 405 Ridgeway Drive P.O. Box 103 Marcus, IA 51035	Mr. Downs is a director and is retired. From June 1995 through June 2005, he was employed as a marketing manager by a regional seed company. Until 1994 Mr. Downs had been employed by Moorman Manufacturing Company for 38 years. Mr. Downs serves as the mayor of Marcus, Iowa and as a consultant for Cherokee County Economic Development in Cherokee County, Iowa.

Craig Ebberson Circle E Farms 56521 870th Road Belden, NE 68717	Mr. Ebberson is a director and has been growing corn, soybeans and alfalfa on a 10,000 acre farm in northeast Nebraska since 1970. He has also owned and operated a 6,000 head commercial cattle feed yard since 1970. Mr. Ebberson also owns Kerloo Creek Ranch, Inc., a family owned ranch and Wynot River Farms, LLC.

Doug Garwood 520 Timberline Drive South Sioux City, NE 68776	Mr. Garwood is a director and has been the co-owner and operator of Garwood Enterprises, Inc., which consists of a 2,400 acre farming operation and trucking company, since 1999.

Charles Hofland 1501 Knox Boulevard Jackson, NE 68743	Mr. Hofland serves as the Company’s President and Chief Executive Officer. Mr. Hofland has been employed by the Company since September 1, 2006 as General Manager. Mr. Hofland was previously employed by Little Sioux Corn Processors LLC since 2002 as a commodities manager.

John Kingsbury 220 Rock Street Ponca, NE 68770	Mr. Kingsbury is a director and is the President and Chief Executive Officer of the Bank of Dixon County where he has been employed since 1970. Mr. Kingsbury has also been the principal owner of BDC Insurance since 1974.

Thomas Lynch 1221 Monona Boulevard Jackson, NE 68743	Mr. Lynch is a director and retired from the Burlington Northern Santa Fe Railroad in July of 1995 where he held the position of General Superintendent of Operations. For the past five years and continuing through the present, he manages Lynch Properties, Inc., a family owned farm and recreational property in Dakota County, Nebraska.

Donald “Skip” Meisner 3116 Everett Street Sioux City, IA 51103	Mr. Meisner is a director and has operated Meisner Management Services, LLC, which provides management of public works projects for local units of government, since March 2001.

Pam Miller 414 Howard Street Homer, NE 68030	Ms. Miller is a director and has been employed by Northeast Community College since January of 2005 as the South Sioux City Education Center Director. Ms. Miller also owns a construction company with her husband in Homer, Nebraska. Beginning in August of 1996 through December of 2004, she was an adjunct faculty member at Morningside College. Ms. Miller was also an adjunct faculty member at Western Iowa Tech Community College from June of 1997 until May of 2004.

Name and	Current Principal Occupation or Employment and
Business Address	Material Positions Held During the Past Five Years

Mark Rolfes 1501 Knox Boulevard Jackson, NE 68743	Mr. Rolfes is the Company’s Controller and Chief Financial Officer. Mr. Rolfes joined the Company’s accounting staff in August 2007. He was previously employed by Williams & Co., PC in charge of financial statement compliance. From November 2001 to March 2004, Mr. Rolfes was employed with Great West Casualty Company as a statistical/tax accountant.

Shennen S.C. Saltzman Burger King 90 Pierce Street Sioux City, IA 51001	Mr. Saltzman is a director and has been the owner of SEP, LLC since 1997. SEP, LLC owns and operates 13 Burger King restaurants with locations in Sioux City, Iowa; South Sioux City, Nebraska; Yuma, Arizona; and Imperial Valley, California. He has also been a farmer/rancher since 2001. Beginning in December 1989 until he purchased SEP, LLC in 1997, Mr. Saltzman was an Executive Vice President at Pioneer Bank in Sioux City, Iowa. He continues to serve as Vice Chairman of the Pioneer Bank Board of Directors.

Ronald Wetherell 407 West Grace Street Cleghorn, IA 51014	Mr. Wetherell is a director and has been the owner and operator of Wetherell Manufacturing Company, a designer and manufacturer of farm implements, hydraulic cylinders, and truck utility bodies in Cleghorn, Iowa, for 43 years. He is also the owner of Wetherell Cable TV, which provides cable television services to seven communities in northwest Iowa, as well as numerous farming operations throughout northwest Iowa.
     To our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. Terms of the Transaction.
(Reg. M-A Item 1004(a) and (c) through (f))
(a)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET — Questions and Answers Regarding the Special Meeting,” “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS — Manner of Distribution,” “SPECIAL FACTORS — Background of the Going Private Transaction,” “SPECIAL FACTORS — Consideration of Alternative Transactions,” “SPECIAL FACTORS — Fairness of the Going Private Transaction,” “SPECIAL FACTORS — Regulatory Requirements,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Overview of the Reclassification Amendments,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Existing Units,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class A Units,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class B Units,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class C Units,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Vote Required for Approval,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Deregistration of Units,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Federal Income Tax Consequences of the Reclassification Amendments” and “THE SPECIAL MEETING — Vote Required for Approval” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Overview of the Going Private Transaction,” “SPECIAL FACTORS — Manner of Distribution,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Overview of the Reclassification Amendments,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class A Units,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class B Units” and “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class C Units” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Appraisal and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — No Provision For Access to Company Files” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the caption “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — No Listing or Trading” is hereby incorporated herein by reference.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.
(Reg. M-A Item 1005(a) through (c) and (e))
(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Certain Relationships and Related Transactions” is hereby incorporated herein by reference.

(b)	None.

(c)	None.

(e)	None.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg. M-A Item 1006(b) and (c)(1) through (8)
(b)	The information set forth in the proxy statement under the caption “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Description of the Reclassification Amendments” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET — Questions and Answers Regarding the Special Meeting” and “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Deregistration of Units” is hereby incorporated herein by reference.
ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A Item 1013)
(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS —Background of the Going Private Transaction,” “SPECIAL FACTORS — Fairness of the Going Private Transaction” and “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Board Recommendation Regarding the Reclassification Amendments” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS —Background of the Going Private Transaction” and “SPECIAL FACTORS — Consideration of Alternative Transactions” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction” and “SPECIAL FACTORS — Background of the Going Private Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS — Fairness of the Going Private Transaction,” “SPECIAL FACTORS — Interests of Our Directors and Executive Officers in the Going Private Transaction,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Overview of the Reclassification Amendments,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class A Units,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class B Units,” “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Terms of the Class C Units” and “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Federal Income Tax Consequences of the Reclassification Amendments” is hereby incorporated herein by reference.
ITEM 8. Fairness of the Transaction.
(Reg. M-A Item 1014)
(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS —Background of the Going Private Transaction” and “SPECIAL FACTORS — Fairness of the Going Private Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Reasons for the Going Private Transaction,” “SPECIAL FACTORS —Background of the Going Private Transaction” and “SPECIAL FACTORS — Fairness of the Going Private Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Fairness of the Going Private Transaction” and “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Vote Required for Approval” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Going Private Transaction” and “SPECIAL FACTORS — Fairness of the Going Private Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Going Private Transaction” and “SPECIAL FACTORS — Fairness of the Going Private Transaction” is hereby incorporated herein by reference.

(f)	None.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A Item 1015)
(a)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — No Report, Opinion or Appraisal” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.
ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A Item 1007)
(a)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Manner of Distribution” is hereby incorporated herein by reference.
(b)	None.

(c)	The information set forth in the proxy statement under the caption “THE SPECIAL MEETING — Expenses of Solicitation” is hereby incorporated herein by reference.

(d)	Not applicable.
ITEM 11. Interest in Securities of the Subject Company.
(Reg. M-A Item 1008)
(a)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION — Recent Transactions” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
(Reg. M-A Item 1012(d) and (e))
(d)	The information set forth in the proxy statement under the caption “THE SPECIAL MEETING — Anticipated Voting by Executive Officers and Directors” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “PROPOSAL 1 — THE RECLASSIFICATION AMENDMENTS — Board Recommendation Regarding the Reclassification Amendments” is hereby incorporated herein by reference.
ITEM 13. Financial Statements.
(Reg. M-A Item 1010(a) and (b))
(a)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Selected Historical Financial Data” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:
•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 including audited financial information; and

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 including unaudited financial information.
(b)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Pro Forma Information” is hereby incorporated herein by reference.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A Item 1009)
(a)	The information set forth in the proxy statement under the caption “THE SPECIAL MEETING — Solicitation of Proxies” is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the captions “THE SPECIAL MEETING —

Solicitation of Proxies” and “THE SPECIAL MEETING — Expenses of Solicitation” is hereby incorporated herein by reference.
ITEM 15. Additional Information.
(Reg. M-A Item 1011(b))
(b)	The information set forth in the proxy statement, including all exhibits attached thereto, is hereby incorporated herein by reference.
ITEM 16. Exhibits.
(Reg. M-A Item 1016(a) through (d), (f) and (g))
(a)	Preliminary Proxy Statement, together with all exhibits thereto and form of proxy.*

(b)	None.

(c)	None.

(d)	Proposed Second Amended and Restated Operating Agreement.**

(f)	None.

(g)	None.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on September 16, 2009.

**	Incorporated by reference to Exhibit A of the Preliminary Proxy Statement referenced herein as Exhibit (a).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIOUXLAND ETHANOL, LLC
Date: September 16, 2009	By:	/s/ Charles Hofland
Charles Hofland
President and Chief Executive Officer (Principal Executive Officer)